Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Lyuba Goltser +1 (212) 310-8048 lyuba.goltser@weil.com

August 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Fidelity National Financial, Inc.
Request for Withdrawal of Registration Statement on Form S-B
(File No. 333-198185)

Dear Sir or Madam:

We are counsel to Fidelity National Financial, Inc. (the “Company”).  This letter constitutes an application by the Company pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-B, including all exhibits filed thereto (File No. 333-198185), that was initially filed with the Securities and Exchange Commission on Friday, August 15, 2014 (collectively, the “Registration Statement”).

The Registration Statement was intended to be filed as a Form S-8 and was filed as a Form S-B in error.  The Company has refiled the Registration Statement with the proper EDGAR codes to identify it as a filing on form type “S-8.”

No securities were sold with or pursuant to the Registration Statement filed under Form S-B.

Please call me at 212-310-8048 if you have any questions with respect to this matter.  Thank you for your assistance in this matter.

Sincerely,

/s/ Lyuba Goltser